UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 14, 2008

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 14, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN GOLD CONCLUDES AGREEMENT
TO PURCHASE THE REMAINING SHARES IN RUSAF GOLD LIMITED

February 14, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) announces that it has entered into an agreement with Vancouver based Rusaf Gold Ltd. ("Rusaf") whereby Great Basin Gold will purchase the remaining 63% of the fully diluted equity shares of Rusaf for total consideration of CDN$14.4 million, payable in approximately 4.9 million Great Basin Gold common shares. The exchange ratio was 1 (one) Great Basin Gold share for every 4.5 (four and a half) Rusaf shares.
Great Basin Gold acquired the initial 37% of Rusaf in June 2007.

Rusaf is a Canadian registered exploration company, operating from Dar Es Salaam, Tanzania, with 100% owned subsidiary companies that hold prospecting rights to properties in Tanzania and Russia. Rusaf holds a number of properties including:

—  an area of approximately 3,000 square kilometres in the Lupa goldfield in South Western Tanzania, at which a drilling program was initiated in November 2006 and on which a secondary drill program will commence in May 2008;
—  ground approximately 100 kilometres east of Mbeya in the Lupa South goldfield in Tanzania;
—  ground in the Lake Victoria region of the Geita Archean Greenstone Belt in Tanzania, on which a drilling program of approximately 30 000 metres commenced on 05 February 2008; and
—  the Kurils project on the Russian Island of Iturup. Following the results from a trench sampling and assay program confirming the presence of a high grade gold deposit and the continuity of the mineralization, Rusaf is planning a drilling program later this year targeting the shallow epithermal deposit.

President and CEO Ferdi Dippenaar said: "Following good progress made by the Rusaf team with exploration activities on the various properties, the purchase of the remaining Rusaf shares became the next logical step in expanding our exploration portfolio. This acquisition is in line with Great Basin Gold's strategic objective of growing its asset base in Southern Africa. The Rusaf operational team will remain in place and manage the exploration activities. This will ensure that the current management teams at the various operations continue with the delivery of the Burnstone and Hollister Projects. The inclusion of this significant land package offers our shareholders country as well as deposit type diversity. Most of these targets currently being drilled are shallow and of an open-pit nature. This bodes well for the future of the company."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 884 1610
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.